SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

| |	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-28936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOLD BANC CORPORATION, INC.
EMPLOYEES’ 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GOLD BANC CORPORATION, INC.
11301 Nall Avenue
Leawood, Kansas 66211

REQUIRED INFORMATION

The financial statements and schedules of Gold Banc Corporation, Inc. Employees’ 401(K) Plan (the "Plan") for the fiscal year ended December 31, 2004, required pursuant to this Form 11-K, prepared in accordance with the financial reporting requirements of ERISA are included herewith. A written consent of the accountant required with respect to the incorporation by reference of the foregoing financial statements of the Plan is included herewith as Exhibit 23.1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLD BANC CORPORATION, INC. EMPLOYEES’ 401(K) PLAN

By:	Gold Banc Corporation, Inc., Plan Administrator

By:	/s/ Richard J. Tremblay
Richard J. Tremblay Chief Financial Officer

Dated: June 28, 2005

GOLD BANC CORPORATION, INC.
EMPLOYEES’ 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

GOLD BANC CORPORATION, INC.
EMPLOYEES’ 401(k) PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Gold Banc Corporation, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Gold Banc Corporation, Inc. Employees’ 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Gold Banc Corporation, Inc. Employees’ 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kansas City, Missouri
June 21, 2005

1

GOLD BANC CORPORATION, INC.
EMPLOYEES’ 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003

Assets:
Investments	$17,527,353	15,565,199
Cash and cash equivalents	1,970	2,929

Receivables:
Employer contributions	59,967	76,690
Participant contributions	80,157	102,149

Total receivables	140,124	178,839

Net assets available for plan benefits	$17,669,447	15,746,967

See accompanying notes to financial statements.

2

GOLD BANC CORPORATION, INC.
EMPLOYEES’ 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$1,168,301	2,759,501
Interest and dividends	318,535	122,338

Total investment gain	1,486,836	2,881,839

Contributions:
Participants	2,496,263	2,620,975
Employer	708,251	824,989
Rollovers	600,715	379,068

Total additions	5,292,065	6,706,871

Deductions from net assets attributable to:
Distributions to participants	3,364,962	1,128,920
Administrative expenses	4,623	7,585

Net increase	1,922,480	5,570,366

Net assets available for plan benefits:
Beginning of year	15,746,967	10,176,601

End of year	$17,669,447	15,746,967

See accompanying notes to financial statements.

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GOLD BANC CORPORATION, INC.
EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

General

The Gold Banc Corporation, Inc. Employees’ 401(k) Plan (the Plan) is a defined contribution plan established July 1, 1995, for the eligible employees of Gold Banc Corporation, Inc. (the Company) and its wholly owned subsidiaries (collectively, the Companies). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following brief description of the Plan is provided for general information only. Participants should refer to the plan agreement for more complete information.

Contributions

Employees over 21 years old become eligible to enter the Plan upon completion of one hour of service. Participants are not taxed on their contributions up to the maximum permitted under applicable sections of the Internal Revenue Code until they receive distributions from the Plan. Once eligible, participants may enter the Plan on the first day of each calendar quarter.

Participants may elect to contribute up to $13,000 of their compensation received during the Plan’s fiscal year. The Companies may elect to make a discretionary contribution to the Plan. During 2004 and 2003, the Companies elected to match 50% of each participant’s salary deferral, up to 5% of each participant’s plan year compensation. Participants direct the investment of their contributions and the employer contribution into various investment options offered by the Plan. The Companies’ contributions are limited to amounts that are allowable as a deduction for Federal income tax purposes. The Companies’ discretionary contributions for the years ended December 31, 2004 and 2003 were $708,251 and $824,989, respectively.

Rollovers

At the discretion of the administrator, participants may be permitted to deposit into the Plan distributions received from other plans and certain IRAs. Such a deposit is called a “rollover” and may result in tax savings. Alternatively, if a participant received a distribution from a prior plan, they may elect to deposit any amount eligible for rollover within 60 days of receipt of the distribution.

Rollovers are placed in a separate account called a “rollover account.” Rollovers are always 100% vested. Rollover contributions will be affected by any investment gains or losses. Participants may withdraw the amounts in their “rollover accounts” at any time.

Benefits

Upon termination of employment, participants receive a lump-sum payment of their benefits if the amount is less than $5,000. If the amount is greater than $5,000, the participant may elect to maintain their benefits in the Plan through the normal retirement age, transfer benefits to another plan, or withdraw any balance less than or equal to their vested benefits as soon as administratively possible following termination with the employer.

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GOLD BANC CORPORATION, INC.
EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Participants’ Notes Receivable

Participants may borrow up to the lesser of (a) $50,000 or (b) 50% of the participant’s vested account balance from their fund accounts. The minimum that may be borrowed is $1,000. Loans to participants bear interest equal to a commercially reasonable rate as established by the Plan (4% to 8% as of December 31, 2004).

Plan Termination

Although it has expressed no intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are utilized by the Company to reduce future employer contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $98,832 and $76,104, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested after six years of credited service.

Years of service	Vested percentage of company contributions
Less than one year	0%
One year but less than two	10%
Two years but less than three	20%
Three years but less than four	40%
Four years but less than five	60%
Five years but less than six	80%
Six years or more	100%

5	(Continued)

GOLD BANC CORPORATION, INC.
EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Administrative Expenses

The plan sponsor pays for all administrative expenses of the Plan, except for an initial loan fee of $100, a quarterly loan fee of $12.50 per loan, and a distribution fee of $25 per distribution, which are paid by the participant.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U. S. generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(2)	Investments

Shares of mutual funds, Company common stock, and all other investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

At December 31, 2004 and 2003, investments that exceeded 5% of the net assets available for plan benefits on such dates were:

	2004	2003

American FDS Growth FD of America CL R	$2,562,795	—
Gold Bank Equity Fund	2,493,318	1,761,137
American Century Balanced Advisor Fund	1,718,921	1,397,119
Federated MaxCap 500 Index Fund	1,645,619	1,878,366
Fidelity Prime Fund Daily Market Class	1,096,544	—
Oppenheimer Limited-Term Govt	927,173	—
Gold Banc Corporation, Inc. common stock	—	1,182,840
Fidelity Advisor Equity Growth Fund	—	990,553
Janus Advisor Money Market Fund	—	889,033
Janus Advisor Capital Appreciation Fund	—	834,909

6	(Continued)

GOLD BANC CORPORATION, INC.
EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately:

	2004	2003

Mutual funds	$1,068,000	2,428,000
Common stocks and other investments	100,000	332,000

	$1,168,000	2,760,000

(3)	Related Party Transactions

As of December 31, 2004 and 2003, the Plan’s investment portfolio includes an investment of 46,481 and 84,128 shares of common stock of the Company, a party-in-interest to the Plan, which is valued at $679,559 and $1,182,840, respectively.

As of December 31, 2004, the Plan’s investment portfolio includes investments in the Gold Bank Money Market Fund and the Gold Bank Equity Fund totaling $727,774 and $2,493,318, respectively. Such mutual funds are managed by a wholly owned subsidiary of the Company, a party-in-interest to the Plan.

(4)	Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 30, 2001, indicating that it met the requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Under current tax regulations, the contributions made by the Company and each of its participating subsidiaries for the benefit of employees are not required to be included in the employee’s income until the year or years in which they are distributed or made available to them.

(5)	Partial Plan Termination

In 2004, Gold Banc Corporation, Inc. sold several bank branches in the Kansas and Oklahoma regions, as well as CompuNet, a subsidiary of Gold Banc Corporation, Inc. As a result of the involuntary terminations, the Company declared a partial plan termination. Employees were allowed to contribute to the Plan through December 31, 2004. Participants subject to the partial plan termination became 100% vested in employer contributions.

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Schedule 1

GOLD BANC CORPORATION, INC.
EMPLOYEES’ 401(k) PLAN

Schedule H, item 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Asset	Description		Fair value
Mutual funds:
AIM Small Cap Growth (GTSAX)	9,173	shares of a mutual fund	$251,886
American Century Balanced Advisor (TWBAX)	104,240	shares of a mutual fund	1,718,921
American FDS Growth FD of America CL R (RGAEX)	94,117	shares of a mutual fund	2,562,795
American FDS CL R 4 (RICEX)	15,935	shares of a mutual fund	489,538
Federated Int’l Small Company C (ISCCX)	19,164	shares of a mutual fund	528,735
Federated MaxCap 500 Index (FMXSX)	67,305	shares of a mutual fund	1,645,619
Fidelity Advisor Equity Growth T (FAEGX)	17,013	shares of a mutual fund	777,658
Fidelity Advisor Mid Cap (FMCAX)	35,009	shares of a mutual fund	882,917
Fidelity Advisor Value Strategies (FASPX)	8,287	shares of a mutual fund	298,419
Fidelity Advisor Technology (FATEX)	44,083	shares of a mutual fund	678,877
Gold Bank Equity Fund (GLDEX)*	198,197	shares of a mutual fund	2,493,318
Fidelity Advisor Freedom Income Fund CL T (FTAFX)	1,085	shares of a mutual fund	11,293
Fidelity Advisor Freedom 2040 (FTFFX)	524	shares of a mutual fund	6,441
Fidelity Advisor Freedom 2030 (FTFEX)	2,233	shares of a mutual fund	26,928
Fidelity Advisor Freedom 2020 (FDTFX)	33,493	shares of a mutual fund	393,881
Fidelity Advisor Freedom 2010 (FCFTX)	1,199	shares of a mutual fund	13,370
Oppenheimer Limited-Term Govt. (OLTCX)	15,358	shares of a mutual fund	927,173
PIMCO High Yield (PHYRX)	70,451	shares of a mutual fund	702,395
Vanguard Inc Short Term Fed Govt BD Portfolio (VSGBX)	35,732	shares of a mutual fund	371,975

Total mutual funds			14,782,139

Common stock:
Gold Banc Corporation, Inc. (GLDB)*	46,481	shares of common stock	679,559
RSTK UBT Bancshares Inc.	550	shares of common stock	55,000
Unison Bancorp	2,002	shares of common stock	25,000

Total common stock			759,559

Money market accounts:
Alliance Capital	2,233	shares of a money market fund	2,233
Fidelity Prime Fund (FDAXX)	1,096,544	shares of a money market fund	1,096,544
Gold Bank Money Market (GLDXX)*	727,774	shares of a money market fund	727,774

Total money market accounts			1,826,551

Participant loans	Participant loans bearing interest at 4% to 8%, maturing through 2034		159,104

Total investments			$17,527,353

* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

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